Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

	FISCAL YEAR ENDED DECEMBER 31,
	2007	2006	2005	2004	2003
Fixed Charges:
Interest Expense	81,516	52,472	33,971	4,729	6,534
Assumed interest element in rent	2,675	1,452	1,314	761	459

Total fixed charges:	84,191	53,924	35,285	5,490	6,993
Preference security dividend	—	—	—	6,775	6,591

Total fixed charges and preference security dividends	84,191	53,924	35,285	12,265	13,584
Earnings:
(Loss) income from continuing operations before income taxes	(42,263)	207,197	304,589	173,444	190,314
Fixed charges (per above)	84,191	53,924	35,285	5,490	6,993

Total earnings	41,928	261,121	339,874	178,934	197,307

Ratio of earnings to fixed charges and preference security dividends	0.5 X	4.8 X	9.6 X	14.6 X	14.5 X